Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Number 333-267717

Caterpillar Financial Services Corporation

2120 West End Avenue

Nashville, Tennessee 37203

July 21, 2025

Caterpillar Financial Services Corporation (Cat Financial) is closing the
Cat Financial PowerInvestment Notes program on September 15, 2025

PowerInvestment Notes (both Retail Tier and Corporate Tier) will yield 0.00% interest and no new investments will be accepted after August 15, 2025

Caterpillar Financial Services Corporation (“Cat Financial”) has decided to close the Cat Financial PowerInvestment Notes program (the “PowerInvestment program”) and will redeem all outstanding PowerInvestment Notes on September 15, 2025 (the “Redemption Date”). We have reached this decision after a strategic review of the competitiveness of this program and the future investment required to maintain a program that meets the expectations of both our investors and the company.

We encourage you to redeem your investment as soon as possible

After August 15, 2025, PowerInvestment Notes (both Retail Tier and Corporate Tier) will yield 0.00% interest. Please act now to proactively redeem the full balance of your PowerInvestment account. Funds that remain in your account after September 8, 2025, will be redeemed on the Redemption Date and a check for all amounts in your account, including any accrued interest, will be mailed to your address of record and your account will be closed. To avoid waiting for your funds via mail, we encourage you to redeem your investment prior to September 8, 2025. You can redeem your investment as you would normally – writing a check, written redemption, telephone redemption, wire, and ACH redemption. We are suspending electronic transfer fees, check redemption fees, and account minimum balance fees during this period.

Please discontinue any future investments and delete PowerInvestment routing instructions you may maintain with external accounts

New investments made to your PowerInvestment account will be rejected after August 15, 2025. Please act now to stop any automatic contributions or redemptions you have in place to avoid rejection in the future. This includes automatic contributions from your bank account, payroll, pension and Social Security. Also, please suspend automatic or ad hoc redemptions (to make mortgage, credit card or other payments) involving your PowerInvestment account. Investor initiated redemptions will be rejected after September 8, 2025. Cat Financial will not reimburse investors for fees or costs incurred due to rejected transactions.

Normal operations will continue until closure

Cat Financial is committed to our investors and will continue to deliver a high level of customer service. You will be able to manage your investment online if enrolled in online access or speak to a representative by calling toll-free at 1-800-233-2164, during business days from 7:30 a.m. to 6 p.m. U.S. Central Time. Please refer to the reverse side of this letter for answers to specific questions you may have. You will receive an additional notice on August 15, 2025, to remind you of the upcoming Redemption Date.

We understand that many of you have been loyal investors over the years. We appreciate the trust you have placed in Cat Financial and thank you for your investment in our PowerInvestment program.

Please feel free to contact us by phone at 1-800-233-2164 if you have any questions.

Sincerely,

Cat Financial

Questions and Answers

What does this mean for me?

As an investor in PowerInvestment Notes, you are encouraged to redeem your investment now. Funds that are still in your account when the program is closed will be redeemed and a check for all amounts in your account, including any accrued interest, at the Redemption Date will be mailed to your address of record.

How can I redeem my investment?

As an investor in PowerInvestment Notes, you are encouraged to redeem your investment prior to September 8, 2025, through normal procedures, which include – writing a check, written redemption, telephone redemption, wire, and ACH redemption. When redeeming your investment in full, you should include any accrued interest in the total amount of the redemption less fees. To ensure you have the correct redemption amount, please call the Service Center at 1-800-233-2164.

How do I close my account?

Redeeming your investment in full prior to the Redemption Date will not automatically close your account. Call the Service Center at 1-800-233-2164, during business days from 7:30 a.m. to 6 p.m. U.S. Central Time, to speak to a representative to close your account before September 15, 2025. Accounts that remain open after September 15, 2025, will be automatically closed and funds remaining in your account, including any accrued interest, will be mailed to your address of record.

Will the PowerInvestment program continue as normal until the redemption date?

Yes, operations will continue until September 15, 2025, with some exceptions noted below:

•	Investments: No new investments will be accepted after August 15, 2025. It is recommended to stop instructions for new investments (ACH and checks) immediately, although normal processing will continue up to and including August 15, 2025. Checks and ACH investments received after August 15, 2025, will be returned to sender. Wire and ACH investments received after 1 p.m. U.S. Central Time on August 15, 2025, will be returned.
•	Redemptions: Investor initiated redemptions by check will continue up to and including September 8, 2025. Outgoing wires and ACH redemption functionality will be rejected as of 1 p.m. U.S. Central Time on September 8, 2025. Any investor-initiated redemptions received after this date will be returned to the sender. Any funds that remain in your PowerInvestment account after September 8, 2025, will be redeemed in full, including any accrued interest, on September 15, 2025, and a check will be mailed to the address of record for your account.
•	Interest Rate: PowerInvestment Notes (both Retail Tier and Corporate Tier) will yield 0.00% interest after August 15, 2025.
•	Client service: A final closing statement confirming your account closure will be sent to your address of record. Investors will receive 1099 tax forms in the first quarter of 2026. On April 15, 2026, the IVR and investor web portal will be removed from service. Investors can continue to call the Service Center at 1-800-233-2164 for client services after the closure of the PowerInvestment program until April 15, 2026.

I make automated investments into (from payroll, pension or Social Security income) or automated redemptions (to other financial institutions or beneficiaries) from my PowerInvestment account by external payees. Can you provide me with assistance in updating these instructions?

No, we cannot update instructions on behalf of an investor for any payee that may be authorized to send investments or redeem funds from your PowerInvestment account. Please contact this payee as soon as possible to update instructions. Investments will be rejected and returned to the sender after August 15, 2025, and automated ACH redemptions will be suspended on September 8, 2025. Note there may be long wait times to amend investments that are automatically paid by Social Security.

Can I have my closure check mailed to an address other than my registered address?

No, checks will be mailed to the registered address of your PowerInvestment account and will be made out to the registered owner(s) of the investment. If you need to update your address, please do so prior to August 15, 2025. Call the Service Center at 1-800-233-2164, during business days from 7:30 a.m. to 6 p.m. U.S. Central Time, to speak to a representative if you have questions about changing the registered address of your account.

Cat Financial has filed a registration statement (Registration No. 333-267717) with the SEC for the offering to which this communication relates. You should read the prospectus in that registration statement and other documents Cat Financial has filed with the SEC for more complete information about Cat Financial and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.